Exhibit 14.1

JM GLOBAL HOLDING COMPANY

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors of JM Global Holding Company (the “Company”). All of our employees, officers and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1.          Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All employees, officers and directors must respect and obey the laws of the cities and states in which we operate. Although not all employees, officers and directors are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

All employees, officers and directors must cooperate fully with the people responsible for preparing reports filed with the Securities and Exchange Commission (the “SEC”) and all other materials that are made available to the investing public to make sure the people responsible for preparing such reports and materials are aware in a timely manner of all information that might have to be disclosed in those reports or other materials or that might affect the way in which information is disclosed in them.

2.          Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of, employees, officers, directors and their respective family members may create conflicts of interest. It is almost always a conflict of interest for a Company employee, officer or director to work simultaneously for a competitor or borrower. The best policy is to avoid any direct or indirect business connection with our competitors or borrowers, except as may be allowed under guidelines or resolutions approved by the Board (or the appropriate committee of the Board) or as disclosed in the Company’s public filings with the SEC.

Conflicts of interest are prohibited as a matter of the Company’s policy, except as may permitted under guidelines or resolutions approved by the Board of Directors (or the appropriate committee of the Board of Directors) or as disclosed in the Company’s public filings with the SEC. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

3.          Insider Trading

All employees, officers and directors must comply with the Company’s Insider Trading Policy and any relevant pre- clearance and blackout policies. A copy is available from the Company’s counsel. Employees, officers or directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non- public information about the Company should be considered confidential information. To use non- public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Company’s counsel.

4.          Corporate Opportunities

Employees and officers are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee, officer or director may use corporate property, information, or position for improper personal gain, and no employee, officer or director may compete with the Company directly or indirectly. Employees and officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.          Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee, officer and director should endeavor to respect the rights of and deal fairly with the Company’s business investors, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, officer, director or family member of such employee, officer, director or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6.          Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.          Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.          Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the CFO.

2

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports.

9.          Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is authorized by the Company’s counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that our borrowers or other parties with whom we have investing or lending arrangements have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

10.          Protection and Proper Use of Company Assets

All employees, officers and directors should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non- Company business, though incidental personal use may be permitted.

The obligation of employees, officers and directors to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11.          Payments to Government Personnel

The U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s counsel can provide guidance to you in this area. In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

12.          Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed to the Company’s stockholders as required by law or stock exchange regulation.

13.          Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct. Procedures for the confidential, anonymous submission to the Company’s Audit Committee by employees of the Company of concerns regarding questionable accounting or auditing matters are set forth in information delivered to Company employees.

3

14.          Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

●	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

●	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

●	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

●	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

●	Seek help from the Company. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager. If that also is not appropriate, call the Company’s counsel. If you prefer to write, address your concerns to: JM Global Holding Company, Legal Counsel, 1615 South Congress Avenue, Suite 103, Delray Beach, FL 33445.

●	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

●	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

4